Exhibit 12(a)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended September 30,	12 Months Ended December 31,
	2003	2002	2001	2000	1999 (c)	1998 (c)
Fixed charges, as defined:
Interest on long-term debt (a)	$132	$169	$36	$54	$20	$11
Interest on short-term debt and other interest	46	52	33	75	32	14
Amortization of debt discount, expense and premium - net	37	9	2	11	1
Estimated interest component of operating rentals	42	23	19	9
Preferred securities distributions of subsidiaries on a pre-tax basis	10	12

Total fixed charges	$267	$265	$90	$149	$53	$25

Earnings, as defined:
Net income (loss) (b)	$616	$507	$168	$246	$(20)	$12
Preferred security dividend requirement	8	9
Less undistributed income (loss) of equity method investments	(21)	(22)	20	74	56	3

	645	538	148	172	(76)	9
Add:
Income taxes (benefit)	230	266	274	125	(29)	(6)
Total fixed charges as above (excluding capitalized interest and preferred stock dividends of subsidiaries on a pre-tax basis)	249	234	66	135	52	24

Total earnings	$1,124	$1,038	$488	$432	$(53)	$27

Ratio of earnings to fixed charges	4.2	3.9	5.4	2.9	(1.0)	1.1

Deficiency					$106

(a)	The 2003 and 2002 periods were impacted by the acquisition of a controlling interest in WPD. See Note 7 to the Financial Statements for additional information.
(b)	Net income (loss) excludes minority interest and the cumulative effect of a change in accounting principle.
(c)

Due to the corporate realignment on July 1, 2000, data in 2000 and subsequent years are not comparable to prior years. See Note 19 in PPL Energy Supply's Form 10-K for the year ended December 31, 2002 for additional information.